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[Davis Graham & Stubbs LLP letterhead]
January 27, 2006
By EDGAR and Federal Express
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:	Delta Petroleum Corporation
Registration Statement on Form S-4 (the “Registration Statement”)
Filed December 23, 2005
File No. 333-130672
Dear Ms. Moncada-Terry:
     On behalf of Delta Petroleum Corporation (the “Company”), set forth below is the response of the Company to the comments received from the Staff of the Securities and Exchange Commission contained in a letter dated January 20, 2006 regarding the above-referenced filing. In connection herewith, the Company will file, by EDGAR, an amended registration statement on Form S-4/A that will incorporate changes made in response to the Staff’s comments, as well as certain other updated information. The Company intends to file such amendment after the Company has received a response from the Staff regarding the pro forma analysis discussed below in Response 2.
Comment 1: We note that the reincorporation into Delaware is a condition to the merger. Please advise as to your apparent belief that the sole purpose of this reincorporation is to change your business domicile and therefore it is not necessary to register the issuance of the Delaware securities.
Response 1: We respectfully inform the Staff that, as disclosed on page 31 of the Registration Statement, the reincorporation of the Company into Delaware is in fact not a condition to the Company’s merger with Castle Energy Corporation. The disclosure on page 31 of the Registration Statement provides that “The reincorporation of Delta is not a condition to the merger of Castle and DPCA.” In addition, Section 5.1 of the Agreement and Plan of Merger, which is attached as Appendix A to the proxy statement included in the Registration Statement, sets forth the following: “Notwithstanding the foregoing, it is expressly understood that the Parent Colorado Stockholders Meeting and the approval of the Reincorporation Merger are not conditions to the consummation of the Merger.” The Company’s Annual Meeting, at which the shareholders of the Company will vote on the reincorporation of the Company into Delaware, is scheduled to be held on January 31, 2006. If the Company’s shareholders approve the reincorporation, the Company plans to consummate the reincorporation as soon as possible thereafter. As explained on page 31 of the Registration Statement, if the Company’s shareholders approve the

Carmen Moncada-Terry
Securities and Exchange Commission
January 27, 2006

reincorporation, the Company will be a Delaware corporation and the stock issued to the Castle stockholders in the merger will be the common stock of Delta, the Delaware Corporation. On the other hand, if the reincorporation is not approved and the Company does not reincorporate in Delaware, the stock issued to the Castle stockholders will be the common stock of Delta, the Colorado corporation. In either case, the merger of Castle and the Company will proceed independent of whether the Company reincorporates in Delaware.
The sole purpose of the Company’s reincorporation proposal to its shareholders is to change its domicile to the State of Delaware. As described in its proxy statement delivered to its shareholders for its Annual Meeting, the Company seeks to change its legal domicile to the State of Delaware, as Delaware provides comprehensive and flexible corporate laws, a judicial system uniquely established to process corporate matters relatively quickly and effectively, and a developed body of corporate case law which provides greater certainty for the Company and its Board of Directors.
To effect the reincorporation, the Company adopted a Certificate of Incorporation and Bylaws that comply with the laws of the State of Delaware, both of which were filed as exhibits to the Registration Statement. Because there are inherent differences between the corporate statutes of Colorado and Delaware and because the outcome of the reincorporation was unknown at the time of filing of the Registration Statement, for the benefit of the Castle stockholders, the Registration Statement includes a comparison of the rights of the Company’s shareholders whether domiciled in Colorado or Delaware. Assuming that the Company’s shareholders’ meeting is held prior to the effectiveness of the Registration Statement, the appropriate sections of the Registration Statement will be amended to indicate whether Castle stockholders would receive shares in the Delaware or Colorado corporation.
Comment 2: We note that you have not included certain pro forma financial information relating to Castle Energy Corporation, as part of your document. Please refer to Rule 11-01(a)(1)-(8) of Regulation S-X, and if you believe such information would not be material to investors, please provide us with your analysis in support of your conclusion. Otherwise, please provide the pro forma information prescribed by Rule 11-02 of Regulation S-X. In addition, please provide a pro forma oil and gas reserve roll-forward and pro forma Standardized Measure of Oil and Gas Reserves that combines the two company’s reserves and standardized measures.
Response 2: The Company respectfully informs the Staff that the Company does not believe that it is required to provide the pro forma information set forth in Rule 11-02 of Regulation S-X in the Registration Statement because the acquisition of Castle does not meet the 20% significance test under Rule 11-01(b)(1) of Regulation S-X. The majority of the assets held by Castle at September 30, 2005 is an investment in Delta shares and the Company will only issue an incremental 1.8 million shares for the remaining assets of Castle. As such, the conditions required to present pro forma information are not met.

Carmen Moncada-Terry
Securities and Exchange Commission
January 27, 2006

The calculations are as follows:
Significance tests —

Investment	(000’s	)

Delta consolidated assets at June 30, 2005 (Delta’s fiscal year end)	$512,983	(a)

Purchase price for Castle:
Incremental shares issued:
1,800,000 at $17.00 (Weighted average FMV for 5 days around announcement date of November 8, 2005)	$30,600
Liabilities assumed at September 30, 2005 (Castle’s fiscal year end)
Current liabilities	7,257
Long-term liabilities	275

	$38,132	(b)

Purchase price as a % of Delta assets	7.4%	(b)/(a)

Income

Delta’s income from continuing operations before income taxes for the year ended June 30, 2005	$11,276

Castle’s income from continuing operations before income taxes for the year ended September 30, 2005	$2,813	(a)

Less:
Equity income from Delta	(1,690)
Gain on sale of Delta shares	(3,066)

	$(1,943	) (b)

Castle loss as a % of Delta income	17.2%	(b)/(a)

     The pro forma oil and gas reserve roll-forward and pro forma Standardized Measure of Oil and Gas Reserves that combines the two companies’ reserves and standardized measures requested by the Staff are as follows:
The following unaudited information has been prepared in accordance with Statement of Financial Accounting Standards No. 69, DISCLOSURE ABOUT OIL AND GAS PRODUCING ACTIVITIES (“SFAS 69”).
     (1) ESTIMATED PROVED OIL AND GAS RESERVES
     Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions; i.e., prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved

Carmen Moncada-Terry
Securities and Exchange Commission
January 27, 2006

undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based on future conditions.
     An estimate of pro forma proved oil and gas reserves of Delta and the Castle properties are as follows. Such estimates are inherently imprecise and may be subject to substantial revisions. The reserve information shown is the most recent available information for each company.

	Delta		Castle
	June 30, 2005		September 30, 2005		Combined
		Natural		Natural		Natural
	Oil	Gas	Oil	Gas	Oil	Gas
	(MBbl)	(Mmcf)	(MBbl)	(Mmcf)	(MBbl)	(Mmcf)
Proved developed reserves	7,532	70,568	—	7,792	7,532	78,360
Proved undeveloped reserves	6,334	70,473	—	624	6,334	71,097
     (2) STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
     The standard measure of discounted future net cash flows has been calculated in accordance with the provisions of SFAS No. 69.
     Future oil and gas sales and production and development costs have been estimated using prices and costs in effect at the end of the years indicated. Future general and administrative and interest expenses have not been considered.
     Changes in the demand for oil and natural gas, inflation, and other factors make such estimates inherently imprecise and subject to substantial revision. This table should not be construed to be an estimate of the current market value of the proved reserves.
     The pro forma standardized measure of discounted future net cash flows is as follows:

	Delta	Castle
	June 30, 2005	September 30, 2005	Combined
	(In thousands)
Future cash flows	$1,789,502	$129,204	$1,918,706
Future production costs	(385,739)	(27,260)	(412,999)
Future development costs	(192,350)	(1,379)	(193,729)
Future income tax expense	(294,754)	(28,535)	(323,289)

Future net cash flows	916,659	72,030	988,689
Discounted factor of 10% for estimated timing of future cash flows	(399,289)	(38,845)	(438,134)

Standardized measure of discounted future cash flows	$517,370	$33,185	$550,555

Carmen Moncada-Terry
Securities and Exchange Commission
January 27, 2006

     If, after considering the above, the Staff believes the Company is required to include pro forma information in the Registration Statement, the Company will amend the Registration Statement to provide full pro forma information.
Comment 3: We note that the obligation of the parties to proceed with the merger is subject to the waivable condition to receive a legal opinion to the effect that the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Please revise to indicate that, if such condition is waived and the tax consequences differ materially from the consequences you describe in the registration statement and in the tax opinions filed as exhibits prior to effectiveness, you will recirculate a revised proxy statement / prospectus describing the material consequences and resolicit the vote.
Response 3: The Company will amend the Registration Statement to indicate that if the condition to receive a legal opinion to the effect that the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code is waived and the tax consequences differ materially from the consequences described in the registration statement and in the tax opinions filed as exhibits thereto before effectiveness, a revised proxy statement / prospectus describing the material consequences of such circumstances will be circulated and the stockholder vote will be resolicited.
Comment 4: Because the income tax consequences of the merger would be material to stockholders, you must file as exhibits to the registration statement the appropriate tax opinions prior to effectiveness. If you file a short-form opinion, the opinion should include a representation confirming that the disclosure in the prospectus is the opinion of your counsel. If you file a long-form opinion, make clear that your disclosure in this section is a summary of the opinion and that the opinion is being filed separately as an exhibit.
Response 4: The Company will file the appropriate tax opinions in an amendment to the Registration Statement.
Comment 5: Revise to provide all the required undertakings. In this regard, we note that it appears that you have not included all of the undertakings required by Item 512(a) of Regulation S-K as recently amended.
Response 5: As advised by the Staff, the Company will amend the Registration Statement to include any additional undertakings required by Item 512(a) of Regulation S-K.
     Please call me at (303) 892-7514 if you would like to discuss these matters.

Very truly yours,
/s/ Ronald R. Levine, II
Ronald R. Levine, II
for
Davis Graham & Stubbs LLP
cc: Roger A. Parker, Delta Petroleum Corporation